Exhibit 21.1

List of Subsidiaries- NetSol Technologies, Inc.

1.	NetSol Technologies, Ltd.; Lahore, Pakistan.
2.	NetSol Connect (Pvt) Limited; Karachi, Pakistan.
3.	NetSol Technologies Europe, Ltd; Horsham, England.
4.	NetSol Abraxas, Inc.; Adelaide, Australia.
5.	NetSol-Innovation (Pvt) Limited; Lahore, Pakistan.
6.	NetSol Technologies North America, Inc.; Alameda, California.
7.	NTPK (THAILAND) Company Limited.; Bangkok, Thailand